KAL Energy, Inc.
World Trade Center 14th Floor
Jl. Jenderal Sudirman Kav. 29-31
Jakarta, Indonesia 12920

June 30, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Extension of time to respond to Securities and Exchange Commission Staff comment letter dated June 2, 2009, regarding KAL Energy, Inc. Form 10-KSB/A for the fiscal year ended May 31, 2008 filed May 8, 2009; Form 10-Q for the fiscal quarter ended February 28, 2009 filed April 20, 2009;and Response Letter Dated May 7, 2009; File No. 333-97201.

Ladies and Gentlemen:

Despite best efforts, KAL Energy, Inc. will not be able respond to the comments of the Staff of the Securities and Exchange Commission by the close of business today, June 30, 2009.  KAL Energy, Inc. will respond as soon as practicable following the date of this correspondence.

If you have any questions regarding this confirmation or require additional information, please do not hesitate to contact our U.S. special counsel, Theodore M. Grannatt, Esq. at (617) 449-6500.

Sincerely,

KAL ENERGY, INC.

By:	/s/ William Bloking
William Bloking
Chairman and Chief Executive Officer

cc:	Andrew Caminschi, Chief Financial Officer
Theodore M. Grannatt Esq.